EXHIBIT 99.30

Material Change Report, dated June 16, 2004, regarding the announcement that AMD3100 helps certain multiple myeloma patients undergo tandem stem cell transplant procedures

Form 51-102F3
Material Change Report

Item 1.

Name and Address of Company

AnorMED Inc. (“Anormed”)
Suite 200, 20353 - 64th Avenue
Langley, British Columbia V2Y 1N5

Item 2.

Date of Material Change

June 7, 2004

Item 3.

News Release

The press release was issued at Langley, B.C. on June 7, 2004 and disseminated via Canada NewsWire.

Item 4.

Summary of Material Change

AnorMED announced on June 7, 2004, that AMD3100, its lead candidate for stem cell transplantation, helps multiple myeloma patients, who previously failed to collect an adequate number of stem cells, undergo a tandem stem cell transplant procedure.

Item 5.

Full Description of Material Change

AnorMED Inc. announced on June 7, 2004 that AMD3100, its lead candidate for stem cell transplantation, helps multiple myeloma patients, who previously failed to collect an adequate number of stem cells, undergo a tandem stem cell transplant procedure.

Stem cell transplantation is a standard medical procedure used to restore the immune system of patients who have had chemotherapy to treat cancers of the immune system such as multiple myeloma and non-Hodgkins lymphoma, among others.  In a tandem transplant procedure the physician hopes to collect an adequate number of stem cells to perform two consecutive transplants each preceded by a course of high dose chemotherapy.  In some cancer patients who have had previous chemotherapy to treat their disease, it can be very difficult to collect adequate numbers of stem cells for transplant.  These patients may require additional mobilization regimens and several days of stem cell collections.  The strongest predictor of success in transplantation, measured by the rapid and durable recovery of a patient’s immune system, is the number of stem cells available for transplantation.

The data reported today at ASCO is from a Phase II study of AMD3100 involving 10 multiple myeloma patients who had previously received chemotherapy to treat their disease, and also subsequently failed to collect an adequate number of cells for a tandem transplant.  The study was conducted at the Myeloma Institute for Research and Therapy, University of Arkansas for Medical Sciences, Little Rock, AR.  At this institute the standard of care for tandem transplantation in myeloma patients requires greater than 5 million CD34+ cells/kg; at least 2 million CD34+ cells/kg for the first transplant and 3 million CD34+ cells/kg for the second transplant.

The addition of AMD3100 to the mobilization regimen improved stem cell collection in 7 of 10 patients who had an inadequate number of stem cells.  Furthermore, following the AMD3100 mobilization regimen 7 of 10 patients then had a sufficient number of stem cells to be eligible for a tandem transplant.

The objective of the study was to evaluate the safety of AMD3100 in combination with G-CSF in this subset of myeloma patients and determine if myeloma cells were mobilized when AMD3100 was included in the mobilization regimen.  The study also evaluated whether a mobilization regimen with AMD3100 allowed these patients to collect an adequate number of stem cells for a tandem transplant.  To determine tandem transplant eligibility in this study, stem cells from previous collection attempts, using a mobilization regimen of either G-CSF or G-CSF and chemotherapy, were pooled with cells collected from the AMD3100 mobilization regimen (AMD3100 + G-CSF).  It should be noted that one patient collected 5.1 million CD34+ cells/kg in two separate collection attempts prior to the AMD3100 mobilization regimen and collection.

To date, 6 of 10 patients have been transplanted, 3 of whom had a tandem transplant.  One patient, who had two prior transplants, was also collected successfully with AMD3100 and will receive a transplant after additional chemotherapy.  In all 10 patients AMD3100 was generally well-tolerated.  No myeloma cells were identified in any of the AMD3100 collections.

The poster presented at ASCO, entitled "Successful mobilization of peripheral blood stem cells (PBSCs) with AMD3100 in patients failing to collect with hematopoietic growth factors (HGF) and/or chemotherapy", is available on AnorMED’s website at: http://www.anormed.com/products/AMD3100/posters_abstracts.cfm.

There are centers in the US that perform tandem transplants for the treatment of multiple myeloma.  In this procedure the physician hopes to collect an adequate number of stem cells to perform two consecutive transplants each preceded by a course of high dose chemotherapy.  In many patients who have received prior chemotherapy and/or have been previously transplanted it can be difficult to collect an adequate number of cells to be transplanted, for either a single or a tandem transplant.  These patients require additional mobilization and cell collection sessions to achieve a sufficient number of stem cells for the appropriate transplantation procedure.  Some patients, particularly those transplanted with a sub-optimal number of cells, experience a delayed recovery of their immune system.  These patients are at greater risk for infection and may require additional days of antibiotics, blood transfusions and extended hospitalization.

AMD3100 is a novel drug candidate, developed by AnorMED, that blocks a specific cellular receptor triggering the movement of stem cells out of the bone marrow and into the circulating blood.  AnorMED’s clinical program on AMD3100 is being conducted at multiple transplant centers in the United States.  Data from over 150 participants, from all clinical studies conducted by AnorMED on AMD3100 to date, show the drug candidate has a good safety profile.

Background on Stem Cell Transplant

Approximately 45,000 stem cell transplantations are performed yearly worldwide.  Stem cells used to be collected from patients using an invasive procedure called bone marrow transplant.  This technique is now being replaced by a new procedure called peripheral blood stem cell transplant (PBSCT).  In this procedure, stem cells are collected from the circulating blood for transplantation.  Prior to collection, patients are given a growth factor such as Filgrastim (G-CSF -granulocyte colony stimulating factor) which causes stem cells in the body to multiply.  The objective of this procedure is to get as many stem cells as possible into the circulating blood where they can be collected.  AMD3100 has been shown to mobilize stem cells, causing them to move out of the bone marrow and into the circulating blood.  When used in combination, AMD3100 and G-CSF work together to generate an increase in the number of stem cells in the bloodstream.  In this capacity, AMD3100 may increase the stem cells available for collection as well as improve the transplantation procedure by reducing the number of times cells would have to be collected.

Background on Tandem Transplant

In order to improve response rates and increase survival in multiple myeloma patients a number of groups are investigating the use of a second course of high dose therapy following the first conditioning regimen (a so called "tandem transplant).  In a tandem transplant procedure the stem cells that are collected during the initial mobilization and apheresis procedure are used to reconstitute the immune system after both the first and second high dose treatment.  As a result, compared to traditional transplants, twice the number of cells need to be collected to reach minimum and optimum transplantable doses.1  Several studies reporting on the efficacy of tandem transplant appear to be encouraging, and several clinics in North America and Europe are starting to routinely use tandem transplants as part of their clinical protocols.  It should be noted however that there are also published studies showing no benefit of tandem transplant, and further studies and follow-up must be undertaken before any definitive conclusion are made regarding the value of tandem transplants in therapy.

1 Barlogie B, et al, Blood 1997;89:789-793; Barlogie B, et al., Blood 1999;93:55-65; Attal M, et al, Proceedings of the VIII International Myeloma Workshop, 2001; Fermand JP, et al, Blood 2001;98:815a; Cavo M, et al, Proceedings of the VIII International Myeloma Workshop, 2001.

Background on AMD3100

AMD3100 is an inhibitor of the CXCR4 chemokine receptor.  The CXCR4 receptor is present on white blood cells and among other functions, has been shown to play a key regulatory role in the trafficking and homing of human CD34 + stem cells in the bone marrow.

Note:  Certain of the statements contained herein contain forward-looking statements which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of AnorMED, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  AnorMED does not expect to update forward-looking statements continually as conditions change.  Investors are referred to the full disclosure of risk factors associated with AnorMED’s business contained in AnorMED’s Short Form Prospectus filed with securities regulatory authorities dated December 17, 2003.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.

Omitted Information

No significant facts remain confidential and no information has been omitted in this report.

Item 8.

Executive Officer

Name of Executive Officer:

Mr. W.J. (Bill) Adams
Chief Financial Officer

Telephone Number:

604 530 1057

Item 9.

Date of Report

June 16, 2004.

“W.J. Adams”
Signature
W.J. (Bill) Adams, Chief Financial Officer
Name and Position of Signatory